EXHIBIT 99.1

Caledonia Mining Corporation Plc: Proposed fundraise of approximately US$13 million (approximately £10.5 million)

THIS ANNOUNCEMENT, INCLUDING THE APPENDIX AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, NEW ZEALAND, HONG KONG, SINGAPORE OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. PLEASE SEE THE IMPORTANT NOTICES AT THE END OF THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR ISSUE OR THE SOLICITATION OF AN OFFER TO BUY, SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY NEW SECURITIES OF CALEDONIA MINING CORPORATION PLC IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, NEW ZEALAND, HONG KONG, SINGAPORE OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, (“U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS OR PERSONS IN THE UNITED STATES, EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES. “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED IN ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION NO. 596/2014 ("MAR"), WHICH IS PART OF ENGLISH LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED. IN ADDITION, MARKET SOUNDINGS (AS DEFINED IN MAR) WERE TAKEN IN RESPECT OF CERTAIN OF THE MATTERS CONTAINED WITHIN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF INSIDE INFORMATION (AS DEFINED UNDER MAR). UPON THE PUBLICATION OF THIS ANNOUNCEMENT VIA A REGULATORY INFORMATION SERVICE, THOSE PERSONS THAT RECEIVED INSIDE INFORMATION IN A MARKET SOUNDING ARE NO LONGER IN POSSESSION OF SUCH INSIDE INFORMATION, WHICH IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

ST HELIER, Jersey, March 24, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or the “Company”) today announces that it proposes to raise approximately £8.1 million (approximately US$10 million) (before expenses), pursuant to a placing (the “Placing”) of new common shares of no par value (the “Placing Shares”) at a price per Placing Share of £11.15 (approximately US$13.74) (the “Placing Price”). The Placing Price is equivalent to a discount of 13.2% to the closing price of the Company’s Common Shares on AIM, the market operated by London Stock Exchange plc (“LSE”) on 23 March 2023, being the latest practicable date prior to this announcement, and a discount of 3.0% to the volume weighted average price on AIM for the 30 trading days to 23 March 2023.

The Placing is being conducted in the UK and South Africa through an accelerated bookbuilding process (the “Bookbuild”), which is being managed by Cenkos Securities plc (“Cenkos”) and Liberum Capital Limited (“Liberum”) in the UK, and The Standard Bank of South Africa Limited (“Standard Bank”) in South Africa (together the “Joint Bookrunners”).

In addition to the Placing, IH Securities (Private) Limited (“IH Securities”) is undertaking on behalf of the Company a placing in Zimbabwe of Zimbabwe depositary receipts (“ZDRs”) to raise approximately £2.4 million (approximately US$3 million) at, or at not less than, the Placing Price (the “Zimbabwe Placing” and, together with the Placing, the “Fundraise”). The Zimbabwe Placing will allow investors local to the Company’s operations the opportunity to participate.

The Bookbuild will open with immediate effect following release of this announcement. The number of Placing Shares to be issued pursuant to the Placing will be agreed by the Joint Bookrunners and the Company following the close of the Bookbuild. The timing of the closing of the Bookbuild, the amount to be raised and allocations are at the sole discretion of Joint Bookrunners and the Company. Details of the number of Placing Shares to be issued will be announced as soon as practicable after the close of the Bookbuild. The Zimbabwe Placing will also open with immediate effect following release of this announcement and is expected to remain open until 12.00 p.m. on 31 March 2023. The Company will make a further announcement confirming the result of the Zimbabwe Placing as soon as practicable after it has closed. Members of the public are not entitled to participate in the Fundraise.

Current trading and activity

The Company today released its operating and financial results for the full year ending 31 December 2022 (“FY 2022”) and Management’s Discussions and Analysis (“MD&A”) for the quarter ended 31 December 2022 (“Q4”), including the events occurring after the period end, a summary of which is as follows:

  The Company performed in line with market expectations in FY 2022, reporting gross revenues of US$142 million and EBITDA of US$50.4 million;
  In January 2023 the Company completed the acquisition of the Bilboes gold project in Zimbabwe;
  During Q4, the Company completed the acquisition of a business owning the mining lease for Motapa, a property contiguous to the Bilboes gold project with the potential for exploration and processing synergies; and
  Gold production guidance for 2023 is between 87,500 – 97,000 ounces and comprises:
    75,000 – 80,000 ounces from Blanket Mine1
    12,500 – 17,000 from the oxide operation at Bilboes2

Further information of the Company’s current trading and activity can be found in the Company’s announcement released at 7.00 a.m. UK time on 24 March 2023.

Rationale for the Fundraise and Use of Proceeds

The net proceeds of the Fundraise, together with the Company's existing cash reserves and the future cash to be generated from its ownership of the producing and cash generative Blanket Mine and from the Bilboes oxide operation, will strengthen the Company’s balance sheet and provide the Company with working capital flexibility to accelerate planned work at the three new gold projects it is currently undertaking in Zimbabwe.

Bilboes

Bilboes was acquired by the Company in January 2023 for a value of approximately US$65.7 million as at the date of completion, payable in Common Shares. As announced on 21 July 2022, Bilboes has NI 43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold in 26.64 million tonnes at a grade of 2.29 g/t, measured and indicated mineral resources of 2.56 million ounces of gold in 35.18 million tonnes at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold in 9.48 million tonnes at a grade of 1.89 g/t3. Bilboes has produced approximately 288,000 ounces of gold since 1989. The first gold from Bilboes under Caledonia’s ownership is due to be produced at the end of March 2023.

Approximately US$2 million of the net proceeds of the Fundraise are anticipated to be used to fund a new feasibility study to investigate commercialisation of Bilboes, possibly through a phased development approach. If successful, this would reduce the initial capital investment and also reduce the need for third party funding. A further US$2 million is expected to be used for the procurement of a management facility at Bulawayo which will be used to provide shared services for Blanket Mine and also for the projects at both Bilboes and Motapa.

Motapa

Caledonia acquired the Motapa gold exploration project in Southern Zimbabwe in November 2022 for US$8.25 million in cash and loan notes. As previously announced, Motapa is a large exploration property which is contiguous to the Bilboes gold project and approximately 75km north of Bulawayo. The Company believes the proximity to Bilboes will allow prospects of synergies in the evaluation of the geological potential for Motapa and, in due course, gold processing operations in the mining areas.

The mining lease for Motapa covers approximately 2,200 hectares, and approximately US$6 million of the net proceeds of the Fundraise is expected to be used for further exploration of the area.

Maligreen

Acquired in November 2021 for US$4 million, the Maligreen mining claims are situated in the Gweru mining district in the Zimbabwe Midlands. The property contains NI 43-101 measured and indicated mineral resources of 442,000 ounces of gold in 8.03 million tonnes at 1.71 g/t and inferred mineral resources of 420,000 ounces of gold in 6.17 million tonnes at 2.12 g/t4.

Approximately US$2 million of the net proceeds of the Fundraise are expected be used for drilling and exploration of the claims.

Details of the Placing

The Placing is subject to the terms and conditions set out in the Appendix (which forms part of this announcement, such announcement and the Appendix together the "Announcement").

Application will be made to the NYSE American for approval to issue the Placing Shares and to the LSE for the Placing Shares to be admitted to trading on AIM. It is expected that admission to trading on AIM (“Admission”) will become effective and that dealings in the Placing Shares will commence on AIM at 8.00 a.m. on 30 March 2023.

The Placing Shares will be issued and credited as fully paid and will rank in full for all dividends and other distributions declared, made or paid after the admission of those Placing Shares and will otherwise rank on Admission pari passu in all respects with each other and with the existing Common Shares in the Company.

The Placing is conditional upon, inter alia, Admission taking place by no later than 8.00 a.m. on 30 March 2023 (or such later date as the Joint Bookrunners may agree in writing with the Company, being not later than 8.00 a.m. on 28 April 2023) and the Placing Agreement entered into between the Company and Joint Bookrunners not being terminated prior to Admission. If any of the conditions of the Placing Agreement are not satisfied, the Placing Shares will not be issued and Admission will not take place.

The Company, in conjunction with the Joint Bookrunners, reserves the right to accept over-subscriptions for Placing Shares and to determine the maximum number of Placing Shares that will be issued in the Placing.

The Placing Shares have not been made available to the public and have not been offered or sold in any jurisdiction where it would be unlawful to do so.

Details of the Zimbabwe Placing

Application will be made to the Victoria Falls Stock Exchange (“VFEX”) for the ZDRs to be admitted to trading. It is expected that admission to trading on VFEX (“VFEX Admission”) will become effective and that dealings in the ZDRs will commence on VFEX at 8.00 a.m. on or no later than 7 April 2023.

The ZDRs will be issued and credited as fully paid and will rank in full for all dividends and other distributions declared, made or paid after the admission of those ZDRs and will otherwise rank on VFEX Admission pari passu in all respects with each other and with the existing common shares (or depositary interests as applicable) in the Company.

The Zimbabwe Placing is conditional upon, inter alia, VFEX Admission taking place by no later than 8.00 a.m. on 7 April 2023 (or such later date as IH Securities may agree in writing with the Company, being not later than 8.00 a.m. on 12 April 2023).

IH Securities and the Company reserve the right to accept over-subscriptions for ZDRs and to determine the maximum number of ZDRs that will be issued in the Zimbabwe Placing. The ZDRs have not been made available to the public and have not been offered or sold in any jurisdiction where it would be unlawful to do so.

This Announcement should be read in its entirety. In particular, your attention is drawn to the "Important Notices" section of this Announcement, to the detailed terms and conditions of the Placing and further information relating to the Bookbuild described in the Appendix to this Announcement (which forms part of this Announcement).

By choosing to participate in the Fundraise and by making an oral and legally binding offer to acquire Placing Shares or ZDRs, investors will be deemed to have read and understood this Announcement in its entirety (including the Appendix), and to be making such offer on the terms and subject to the conditions of the Fundraise contained herein, and to be providing the representations, warranties and acknowledgements contained in the Appendix.

Unless otherwise defined in this Announcement, capitalised terms used in these terms and conditions shall have the meaning given to them in Appendix 2, headed "Definitions".

In this Announcement, references to "pounds sterling", "£", "pence" and "p" are to the lawful currency of the United Kingdom and references to "United States of American dollars", "US$" and "US cents" are to the lawful currency of the United States of America. Unless otherwise stated, the basis of translation of pounds sterling into United States of American dollars is approximately £1.00/US$1.23.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Bookrunner) Adrian Hadden Neil McDonald George Lawson	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 207 397 8966
Liberum Capital Limited (Joint Bookrunner) Scott Mathieson Kane Collings Lucas Bamber	Tel: +44 20 3100 2000
The Standard Bank of South Africa Limited (Joint Bookrunner) Sthembiso Majola Anders Alfredson	Tel: +27 11 344 5891 Tel +44 203 1675174
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 242 745 119
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 7780 2131 Tel: +263 (242) 745 119/33/39

Important Notices

Forward-looking statements

This announcement may include certain "forward-looking statements" and "forward-looking information" under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterised by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include that all required third party regulatory and governmental approvals will be obtained. Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions and other risk factors discussed or referred to in this announcement and other documents filed with the applicable securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Notice to overseas persons

This announcement does not constitute, or form part of, a prospectus relating to the Company, nor does it constitute or contain any invitation or offer to any person, or any public offer, to subscribe for, purchase or otherwise acquire any shares in the Company or advise persons to do so in any jurisdiction, nor shall it, or any part of it form the basis of or be relied on in connection with any contract or as an inducement to enter into any contract or commitment with the Company.

This announcement is not for release, publication or distribution, in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or any jurisdiction into which the publication or distribution would be unlawful. This announcement is for information purposes only and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of the Company in Australia, Canada, Japan, New Zealand, or any jurisdiction in which such offer or solicitation would be unlawful or require preparation of any prospectus or other offer documentation or would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. Persons into whose possession this announcement comes are required by the Company to inform themselves about, and to observe, such restrictions.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States. This announcement is not an offer of securities for sale into the United States, or to, or for the account or benefit of U.S. Persons or persons in the United States. The securities referred to herein have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdictions of the United States and may not be offered or sold in the United States, or to, or for the account or benefit of U.S. Persons or persons in the United States. Each Placee will be required to warrant that it and any account with respect to which it exercises investment discretion is outside the United States and is not a U.S. Person.

General

Cenkos and Liberum are authorised and regulated by the Financial Conduct Authority (the "FCA") in the United Kingdom and are acting exclusively for the Company and no one else in connection with the Bookbuilding process and the Placing will not regard anyone (including any Placees) (whether or not a recipient of this Announcement) as a client, and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Bookbuild and/or the Placing or any other matters referred to in this Announcement.

Standard Bank is acting exclusively for the Company and no one else in connection with the Bookbuild and the Placing, and will not regard anyone (including the Placees) (whether or not a recipient of this document) as a client in relation to the Placing, and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice, in relation to the Bookbuild and/or the Placing or any other matter referred to in this Announcement.

This Announcement has been issued by, and is the sole responsibility of the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Joint Bookrunners or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

No statement in this Announcement is intended to be a profit forecast or estimate, and no statement in this Announcement should be interpreted to mean that earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical published earnings per share of the Company.

The price of securities and any income expected from them may go down as well as up and investors may not get back the full amount invested upon disposal of the securities. Past performance is no guide to future performance, and persons needing advice should consult an independent financial adviser.

Neither the Placing Shares nor the ZDRs to be issued pursuant to the Fundraise will be admitted to trading or listed on any stock exchange other than on the NYSE American, the AIM market operated by the London Stock Exchange, and on the Victoria Falls Stock Exchange, a stock exchange that is established in terms of the Securities and Exchange Act 2004 of Zimbabwe Chapter 24:25.

Neither the content of the Company's website (or any other website) nor any website accessible by hyperlinks on the Company's website (or any other website) or any previous announcement made by the Company is incorporated in, or forms part of, this Announcement.

APPENDIX 1 - TERMS AND CONDITIONS OF THE BOOKBUILD

IMPORTANT INFORMATION ON THE BOOKBUILD FOR INVITED PLACEES ONLY
.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THE TERMS AND CONDITIONS SET OUT HEREIN ARE FOR INFORMATION PURPOSES ONLY AND ARE ONLY DIRECTED AT, AND BEING DISTRIBUTED TO, PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING AND DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND ARE: (A) IF IN A MEMBER STATE OF THE EUROPEAN ECONOMIC AREA ("EEA"), PERSONS WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(E) OF THE REGULATION (EU) 2017/1129 ("EU PROSPECTUS REGULATION"); OR (B) IF IN THE UNITED KINGDOM, PERSONS WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(E) OF THE UK VERSION OF THE REGULATION (EU) 2017/1129 AS IT FORMS PART OF DOMESTIC LAW PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE "UK PROSPECTUS REGULATION") AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN THE DEFINITION OF "INVESTMENT PROFESSIONALS" IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED ("THE ORDER") OR FALL WITHIN THE DEFINITION OF "HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC" IN ARTICLE 49(2) (A) TO (D) OF THE ORDER; AND (C) IN THE REPUBLIC OF SOUTH AFRICA, PERSONS WHO (1) FALL WITHIN ANY ONE OF THE CATEGORIES OF PERSONS SET OUT IN SECTION 96(1)(a) OF THE SOUTH AFRICAN COMPANIES ACT, 2008, AS AMENDED (“SOUTH AFRICAN COMPANIES ACT”) OR (2) ARE PERSONS WHO SUBSCRIBE, AS PRINCIPAL, FOR PLACING SHARES AT A MINIMUM PLACING PRICE OF ZAR1,000,000, AS ENVISAGED IN SECTION 96(1)(b) OF THE SOUTH AFRICAN COMPANIES ACT, IN EACH CASE TO WHOM THE PLACING IS SPECIFICALLY ADDRESSED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS").

THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY PERSON WHO HAS RECEIVED OR IS DISTRIBUTING THESE TERMS AND CONDITIONS MUST SATISFY THEMSELVES THAT IT IS LAWFUL TO DO SO. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THESE TERMS AND CONDITIONS RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THESE TERMS AND CONDITIONS DO NOT THEMSELVES CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.
NEITHER THIS ANNOUNCEMENT (INCLUDING ITS APPENDICES) NOR THE PLACING CONSTITUTES OR IS INTENDED TO CONSTITUTE AN OFFER TO THE PUBLIC IN SOUTH AFRICA IN TERMS OF THE SOUTH AFRICAN COMPANIES ACT, OR ELSEWHERE.

EACH PLACEE SHOULD CONSULT WITH ITS OWN ADVISERS AS TO LEGAL, TAX, EXCHANGE OCONTROL, BUSINESS, ACCOUNTING AND RELATED ASPECTS OF AN ACQUISITION OF PLACING SHARES (AS SUCH TERM IS DEFINED BELOW).

THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, ACQUIRED, RESOLD, TRANSFERRED OR DELIVERED, DIRECTLY OR INDIRECTLY WITHIN, INTO OR IN THE UNITED STATES, OR TO, OR FOR THE ACCCOUNT OR BENEFIT OF A U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH THE SECURITIES LAWS OF ANY RELEVANT STATE OR OTHER JURISDICTION OF THE UNITED STATES. “UNITED STATES” AND “U.S. PERSONS” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.

Unless otherwise defined in these terms and conditions, capitalised terms used in these terms and conditions shall have the meaning given to them in Appendix 2, headed "Definitions".

If a person indicates to a Joint Bookrunner that it wishes to participate in the Placing by making an oral or written offer to acquire Placing Shares (each such person, a "Placee") it will be deemed to have read and understood these terms and conditions and the Announcement of which they form a part in their entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, indemnities, agreements and acknowledgements, contained in these terms and conditions as deemed to be made by Placees. In particular, each such Placee represents, warrants and acknowledges that it is a Relevant Person and undertakes that it will acquire, hold, manage and dispose of any of the Placing Shares that are allocated to it for the purposes of its business only.

Further, each such Placee represents, warrants and agrees that: (a) it is a Relevant Person (as defined above) and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business; (b) if it is a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, that the Placing Shares acquired by and/or subscribed for by it in the Placing will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of securities to the public other than an offer or resale to qualified investors (as defined above) in the UK or in a member state of the EEA, or in circumstances in which the prior consent of the relevant Joint Bookrunner has been given to each such proposed offer or resale; (c) it is and, at the time the Placing Shares are acquired, will be outside the United States, and a non-U.S. Person; and (d) it is acquiring the Placing Shares in an offshore transaction in accordance with Rule 903 of Regulation S under the U.S. Securities Act.

Subject to certain exceptions, these terms and conditions and the information contained herein are not for release, publication or distribution, directly or indirectly, in whole or in part, to persons in the United States, or to, or for the account or benefit of U.S. Persons, Australia, Canada, Japan or any other jurisdiction in which such release, publication or distribution would be unlawful ("Excluded Territory"). No public offer of securities of the Company is being made in the United Kingdom or elsewhere. Neither the Announcement to which this Appendix is attached nor the Placing constitutes or is intended to constitute a sale of or subscription for, or the solicitation of an offer to buy and/or to subscribe for shares to the public as defined in the South African Companies Act and will not be distributed to any person in South Africa in any manner which could be construed as an “offer to the public” as contemplated in the South African Companies Act. In the Republic of South Africa the announcement is only being distributed to, and is only directed at, and any investment or investment activity to which this announcement relates is available only to, and will be engaged in only with, persons in South Africa who (i) fall within any one of the categories of persons set out in section 96(1)(a) of the South African Companies Act or (ii) are persons who subscribe, as principal, for Placing Shares at a minimum placing price of ZAR1,000,000, as envisaged in section 96(1)(b) of the South African Companies Act, in each case to whom the Placing is specifically addressed.

The distribution of these terms and conditions and the offer and/or placing of Placing Shares in certain other jurisdictions may be restricted by law. No action has been taken by the Joint Bookrunners or the Company that would permit an offer of the Placing Shares or possession or distribution of these terms and conditions or any other offering or publicity material relating to the Placing Shares in any jurisdiction where action for that purpose is required, save as mentioned above. Persons into whose possession these terms and conditions come are required by the Joint Bookrunners and the Company to inform themselves about and to observe any such restrictions.

No prospectus or other offering document has been or will be submitted to be approved by the Financial Conduct Authority ("FCA") in relation to the Placing or the Placing Shares and each Placee's commitment will be made solely on the basis of the information set out in this Announcement. Each Placee, by participating in the Placing, agrees that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of the Joint Bookrunners or the Company and none of the Joint Bookrunners, the Company, nor any person acting on such person's behalf nor any of their respective affiliates has or shall have liability for any Placee's decision to accept this invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

No undertaking, representation, warranty or any other assurance, express or implied, is made or given by or on behalf of the Joint Bookrunners or any of their affiliates, their respective directors, officers, employees, agents, advisers, or any other person, as to the accuracy, completeness, correctness or fairness of the information or opinions contained in this Announcement or for any other statement made or purported to be made by any of them, or on behalf of them, in connection with the Company or the Placing and no such person shall have any responsibility or liability for any such information or opinions or for any errors or omissions. Accordingly, save to the extent permitted by law, no liability whatsoever is accepted by the Joint Bookrunners or any of their respective directors, officers, employees or affiliates or any other person for any loss howsoever arising, directly or indirectly, from any use of this Announcement or such information or opinions contained herein.

These terms and conditions do not constitute or form part of, and should not be construed as, any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any Placing Shares or any other securities or an inducement to enter into investment activity, nor shall these terms and conditions (or any part of them), nor the fact of their distribution, form the basis of, or be relied on in connection with, any investment activity. No statement in these terms and conditions is intended to be nor may be construed as a profit forecast and no statement made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed historical published profits or earnings per share of the Company.

The information contained in this Appendix and the Announcement to which it is attached constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 2002 and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Placing or the Placing Shares or in relation to the business or future investments of the Company is appropriate to the particular investment objectives, financial situation or needs of a prospective investor, and nothing in this Appendix and the Announcement to which it is attached should be construed as constituting the canvassing for, or marketing or advertising of, financial services in the Republic of South Africa.

The information contained in this Appendix and the Announcement to which it is attached does not constitute a prospectus for the purpose of the Companies (Jersey) Law 1991 and therefore no consent has been sought from the Jersey Financial Services Commission for its circulation. Nothing contained in this Appendix and the Announcement to which it is attached or anything communicated to Placees is intended to constitute, or should be construed as, advice on the merits of, the purchase of or subscription for, Placing Shares or the exercise of any rights attached to them for the purposes of the Financial Services (Jersey) Law 1998.

UK Product Governance Requirements

Solely for the purposes of the product governance requirements of Chapter 3 of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK Product Governance Requirements”) and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the UK Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that the Placing Shares are: (i) compatible with an end target market of (a) retail investors, (b) investors who meet the criteria of professional clients and (c) eligible counterparties, each as defined in UK Product Governance Requirements; and (ii) eligible for distribution through all distribution channels as are permitted by UK Product Governance Requirements (the “UK Target Market Assessment”).

Notwithstanding the UK Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom.

The UK Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the UK Target Market Assessment, Cenkos and Liberum are severally only procuring investors in the United Kingdom which meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the UK Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of Chapter 9A or 10A respectively of the FCA Handbook Conduct of Business Sourcebook; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to, the Placing Shares. Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

EU Product Governance Requirements

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the "EU Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the EU Product Governance Requirements) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that the Placing Shares are: (i) compatible with an end target market of: (a) retail investors, (b) investors who meet the criteria of professional clients and (c) eligible counterparties (each as defined in MiFID II); and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the "EU Target Market Assessment"). Notwithstanding the EU Target Market Assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares offer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The EU Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing.  In all circumstances Cenkos and Liberum severally will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the EU Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Placing Shares.

Each distributor is responsible for undertaking its own target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

Proposed Placing

The Joint Bookrunners have entered into the Placing Agreement with the Company pursuant to which, on the terms and subject to the conditions set out in such Placing Agreement, the Joint Bookrunners as agents for and on behalf of the Company, have severally agreed to use their respective reasonable endeavours to procure Placees for the Placing Shares. The number of Placing Shares will be determined following completion of the Bookbuild and set out in a terms sheet to be entered into between the Joint Bookrunners and the Company. Details of the number of Placing Shares will be announced as soon as practicable after the close of the Bookbuild.

Placees are referred to these terms and conditions and this Announcement containing details of, inter alia, the Placing. These terms and conditions and this Announcement have been prepared and issued by the Company, and is the sole responsibility of the Company.

The Placing Shares will, when issued and fully paid, be identical to, and rank pari passu with, the existing Common Shares, including the right to receive all dividends and other distributions declared, made or paid on the existing Common Shares after their admission to trading on AIM.

Application will be made to the NYSE American for approval to issue the Placing Shares and to the LSE for the Placing Shares to be admitted to trading on AIM. It is expected that Admission will become effective and that dealings in the Placing Shares will commence on AIM at 8.00 a.m. on 30 March 2023.

Subject to the conditions below being satisfied, it is expected that Admission of the Placing Shares will become effective on or around 30 March 2023. It is expected that dealings for normal settlement in the Placing Shares will commence at 8.00 a.m. (UK time) on the same day.

Bookbuild of the Placing

Commencing today, the Joint Bookrunners will be conducting an accelerated bookbuild (the "Bookbuild") to determine demand for participation in the Placing. The Joint Bookrunners will seek to procure Placees as agents for the Company as part of this Bookbuild. These terms and conditions give details of the terms and conditions of, and the mechanics of participation in, the Placing.

Principal terms of the Bookbuild

(a)	By participating in the Placing, Placees will be deemed to have read and understood this Announcement and these terms and conditions in their entirety and to be participating and making an offer for any Placing Shares on these terms and conditions, and to be providing the representations, warranties, indemnities, acknowledgements and undertakings, contained in these terms and conditions.

(b)	The Joint Bookrunners are arranging the Placing as agents of the Company. Under the terms of the Placing Agreement, Cenkos and Liberum have severally agreed to use their respective reasonable endeavours as the Company's agent to procure subscribers for Placing Shares in the United Kingdom and Standard Bank has agreed to use its reasonable endeavours as the Company's agent to procure subscribers for Placing Shares in the Republic of South Africa.

(c)	The Placing Price and the aggregate proceeds to be raised through the Placing will be agreed between the Joint Bookrunners and the Company following completion of the Bookbuild.

(d)	Participation in the Placing will only be available to persons who are Relevant Persons and who may lawfully be and are invited to participate by a Joint Bookrunner. The Joint Bookrunners (in their independent and individual capacity) and their affiliates are entitled to offer to subscribe for Placing Shares as principals in the Bookbuild.

(e)	Any offer to subscribe for Placing Shares should state the aggregate number of Placing Shares which the Placee wishes to acquire. The Placing Price will be payable by the Placees in respect of each Placing Share allocated to them.

(f)	The books will open with immediate effect. The Bookbuild is expected to close no later than 12.00 p.m. (UK time) on 24 March 2023 but may close earlier or later, at the discretion of the Joint Bookrunners and the Company. The Company will make a further announcement following the close of the Bookbuild detailing the number of Placing Shares to be issued (the "Placing Results Announcement"). It is expected that such Placing Results Announcement will be made as soon as practicable after the close of the Bookbuild.

(g)	A bid in the Bookbuild will be made on the terms and conditions in this Appendix and will not be capable of variation or revocation by a Placee after the close of the Bookbuild.

(h)	A Placee who wishes to participate in the Bookbuild should communicate its bid by telephone to the usual sales contact at:

a. in the United Kingdom, Cenkos or Liberum; or

b. in the Republic of South Africa, Standard Bank,

stating the number of Placing Shares which the prospective Placee wishes to acquire at the Placing Price. In the event of an oversubscription under the Placing, the Joint Bookrunners reserve the right to scale down any bids in accordance with paragraph (i) of this Appendix.

(i)	Subject to paragraph (g) above, each of the Joint Bookrunners reserve the right including with or at the instruction of the Company not to accept an offer to subscribe for Placing Shares, either in whole or in part, on the basis of the allocations determined with the Company and may scale down any offer to subscribe for Placing Shares for this purpose.

(j)	If successful, each Placee's allocation will be confirmed to it by the relevant Joint Bookrunner following the close of the Bookbuild. Oral or written confirmation (at the relevant Joint Bookrunner's discretion) from the relevant Joint Bookrunner to such Placee confirming its allocation of the Placing Shares and the Placing Price will constitute a legally binding commitment upon such Placee, in favour of the relevant Joint Bookrunner and the Company to acquire the number of Placing Shares allocated to it on the terms and conditions set out herein. Each Placee will have an immediate, separate, irrevocable and binding obligation, owed to the Company, to pay to the relevant Joint Bookrunner (or as the relevant Joint Bookrunner may direct) as agent for the Company in cleared funds an amount equal to the product of the Placing Price and the number of Placing Shares which such Placee has agreed to acquire.

(k)	Subject to paragraphs (g) and (j) above, the Joint Bookrunners reserve the right not to accept bids or to accept bids, either in whole or in part, on the basis of allocations determined at their discretion and may scale down any bids as they may determine, subject to agreement with the Company. The acceptance of bids shall be at the relevant Joint Bookrunner's absolute discretion, subject only to agreement with the Company. The Joint Bookrunners shall be entitled to effect the Placing by such alternative method to the Bookbuild as they may determine in agreement with the Company and each other.

(l)	Irrespective of the time at which a Placee's allocation(s) pursuant to the Placing is/are confirmed, settlement for all Placing Shares to be acquired pursuant to the Placing will be required to be made at the time specified, on the basis explained below under the paragraph entitled "Registration and Settlement".

(m)	No commissions are payable to Placees in respect of the Placing.

(n)	By participating in the Bookbuild, each Placee agrees that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee. All obligations under the Placing will be subject to the fulfilment of the conditions referred to below under the paragraphs entitled "Conditions of the Placing" and "Termination of the Placing Agreement".

(p)	The Placing is not subject to any minimum fundraising and no element of the Placing is underwritten by any of the Joint Bookrunners or any other person.

Conditions of the Placing

The obligations of the Joint Bookrunners under the Placing Agreement in respect of the placing of the Placing Shares are conditional on, amongst other things:

(a) the Company having complied with its obligations under the Placing Agreement (to the extent that such obligations fall to be performed prior to Admission);

(b) the Company having confirmed to the Joint Bookrunners that, prior to the delivery of such confirmation, none of the representations, warranties and agreements of the Company contained in the Placing Agreement was untrue, inaccurate or misleading at the date of the Placing Agreement or will be untrue, inaccurate or misleading immediately prior to Admission;

(c) Admission having occurred at 8.00 a.m. (UK time) 30 March 2023 or such later date as the Company and the Joint Bookrunners may agree, but in any event not later than 8.00 a.m. (UK time) on 28 April 2023.

If (i) any of the conditions contained in the Placing Agreement in relation to the Placing Shares are not fulfilled or waived by Cenkos and Liberum by the respective time or date where specified, (ii) any of such conditions becomes incapable of being fulfilled or (iii) the Placing Agreement is terminated in the circumstances specified below, the Placing will not proceed and the Placees’ rights and obligations hereunder in relation to the Placing Shares shall cease and terminate at such time, all monies received from a Placee pursuant to the Placing shall be returned to such Placee without interest, at the risk of the relevant Placee and each Placee agrees that no claim can be made by the Placee in respect thereof.

Cenkos and Liberum, at their sole discretion and upon such terms as they think fit, may waive compliance by the Company with the whole or any part of any of the Company's obligations in relation to the conditions in the Placing Agreement. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

None of the Joint Bookrunners nor the Company nor any other person shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or the date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally, and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of the Joint Bookrunners.

Termination of the Placing Agreement

Cenkos and Liberum are severally entitled at any time before Admission, to terminate the Placing Agreement in relation to its obligations in respect of the Placing Shares, under the Placing, by giving notice to the Company if, amongst other things:

(a)	the Company fails to comply with any of its material obligations under the Placing Agreement or commits a breach of any applicable law; or

(b)	it comes to the notice of any Joint Bookrunner that any statement contained in this Announcement was untrue, incorrect or misleading at the date of this Announcement or has become untrue, incorrect or misleading; or

(c)	any of the warranties given by the Company in the Placing Agreement was not true and accurate as at the date of the Placing Agreement or has ceased to be true and accurate by reference to the facts subsisting at the time when notice to terminate is given; or

(d)	in the opinion of any of Joint Bookrunners, acting in good faith, there shall have occurred any adverse change in, or any development involving or reasonably likely to involve an adverse change in, the condition (financial, operational, legal, environmental or otherwise), earnings, business, management, property, assets, rights, results, operations or prospects of the Company or the Group which is material in the context of the Company or or the Group taken as a whole, whether or not arising in the ordinary course of business and whether or not foreseeable; or

(e)	there happens, develops or comes into effect: (i) a general moratorium on commercial banking activities in the United Kingdom, the United States of America the Republic of South Africa, any member of the European Economic Area (the "EEA") or Zimbabwe declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United Kingdom, the United States of America the Republic of South Africa, the EEA or Zimbabwe ; or (ii) the outbreak or escalation of hostilities, war or acts of terrorism, declaration of emergency or martial law or other calamity or crisis or event; or (iii) any other occurrence of any kind which in any such case (by itself or together with any other such occurrence) in the reasonable opinion of any Joint Bookrunner (acting in good faith) is likely to materially and adversely affect the market's position or prospects of the Company taken as a whole; or (iv) any other crisis of international or national effect or any change in any currency exchange rates or controls or in any financial, political, economic or market conditions or in market sentiment which, in any such case, in the reasonable opinion of any Joint Bookrunner is materially adverse.

If the Placing Agreement is terminated in accordance with its terms, the rights and obligations of each Placee in respect of the Placing as described in this Announcement shall cease and terminate at such time, all monies received from a Placee pursuant to the Placing shall be returned to such Placee without interest, at the risk of the relevant Placee and each Placee agrees that no claim can be made by or on behalf of the Placee (or any person on whose behalf the Placee is acting) in respect thereof.

Placing Procedure

Placees shall acquire the Placing Shares to be issued pursuant to the Placing and any allocation of the Placing Shares to be issued pursuant to the Placing will be notified to them on or around 24 March 2023 (or such other time and/or date as the Company and the Joint Bookrunners may agree).

Payment in full for any Placing Shares so allocated in respect of the Placing at the Placing Price must be made by no later than 30 March 2023 (or such other date as shall be notified to each Placee by the relevant Joint Bookrunner) on the expected closing date of the Placing. The relevant Joint Bookrunner or the Company will notify Placees if any of the dates in these terms and conditions should change.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission of the Placing Shares will take place within the CREST system, subject to certain exceptions. The Joint Bookrunners and the Company reserve the right to require settlement for, and delivery of, the Placing Shares to Placees by such other means that they deem necessary if delivery or settlement is not possible within the CREST system within the timetable set out in this Announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction. Each Placee will be deemed to agree that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions which they have in place with a respective Joint Bookrunner.

Settlement for the Placing will be on a T+2 and delivery versus payment basis and settlement is expected to take place on or around 30 March 2023. Interest is chargeable daily on payments to the extent that value is received after the due date from Placees at the rate of 2 percentage points above the prevailing Sterling Overnight Index Average. Each Placee is deemed to agree that if it does not comply with these obligations, the relevant Joint Bookrunner may sell any or all of the Placing Shares allocated to it on its behalf and retain from the proceeds, for its own account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. By communicating a bid for Placing Shares, each Placee confers on the relevant Joint Bookrunner all such authorities and powers necessary to carry out any such sale and agrees to ratify and confirm all actions which the relevant Joint Bookrunner lawfully takes in pursuance of such sale. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon any transaction in the Placing Shares on such Placee's behalf.

Representations, Warranties and Further Terms

By participating in the Placing, a Placee (and any person acting on such Placee's behalf) irrevocably acknowledges, confirms, undertakes, represents, warrants and agrees (as the case may be) with the Joint Bookrunners and the Company, the following:

1.	it is a Relevant Person and undertakes to subscribe at the Placing Price for those Placing Shares allocated to it by the Joint Bookrunners;

2.	it and any account with respect to which it exercises investment discretion is a non-U.S. Person outside the United States;

3.	it has read and understood this Announcement (including these terms and conditions) in its entirety and that it has neither received nor relied on any information given or any investigations, representations, warranties or statements made at any time by any person in connection with Admission, the Bookbuild, the Placing, the Company, the Placing Shares, or otherwise, other than the information contained in this Announcement (including these terms and conditions) that in accepting the offer of its placing participation it will be relying solely on the information contained in this Announcement (including these terms and conditions) and undertakes not to redistribute or duplicate such documents;

4.	its oral or written commitment will be made solely on the basis of the information set out in this Announcement and the information publicly announced to a Regulatory Information Service by or on behalf of the Company on the date of this Announcement, such information being all that such Placee deems necessary or appropriate and sufficient to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given, or representations or warranties or statements made, by the Joint Bookrunners or the Company nor any of their respective affiliates and neither the Joint Bookrunners nor the Company will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement;

5.	the content of this Announcement and these terms and conditions are exclusively the responsibility of the Company and agrees that neither the Joint Bookrunners nor any of their affiliates nor any person acting on behalf of any of them will be responsible for or shall have liability for any information, representation or statements contained therein or any information previously published by or on behalf of the Company, and neither the Joint Bookrunners nor the Company, nor any of their respective affiliates or any person acting on behalf of any such person will be responsible or liable for a Placee's decision to accept its placing participation;

6.	(i) it has not relied on, and will not rely on, any information relating to the Company contained or which may be contained in any research report or investor presentation prepared or which may be prepared by the Joint Bookrunners, the Company or any of their affiliates; (ii) none of the Joint Bookrunners, their affiliates or any person acting on behalf of any of such persons has or shall have any responsibility or liability for public information relating to the Company; (iii) none of the Company, its affiliates or any person acting on behalf of any of such persons has or shall have any responsibility or liability for public information relating to the Company save for any information published via a regulatory information service; (iv) none of the Joint Bookrunners, the Company or their affiliates or any person acting on behalf of any of such persons has or shall have any responsibility or liability for any additional information that has otherwise been made available to it, whether at the date of publication of such information, the date of these terms and conditions or otherwise; and that (v) none of the Joint Bookrunners, the Company or their affiliates or any person acting on behalf of any of such persons makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of any such information referred to in (i) to (iv) above, whether at the date of publication of such information, the date of this Announcement or otherwise;

7.	it has made its own assessment of the Company and has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing, and has satisfied itself concerning the relevant tax, legal, currency and other economic considerations relevant to its decision to participate in the Placing;

8.	it is acting as principal only in respect of the Placing or, if it is acting for any other person: (i) it is duly authorised to do so and has full power to make the acknowledgments, representations and agreements herein on behalf of each such person; (ii) it is and will remain liable to the Company and the Joint Bookrunners for the performance of all its obligations as a Placee in respect of the Placing (regardless of the fact that it is acting for another person); (iii) if it is in the United Kingdom, it is a person: (a) who has professional experience in matters relating to investments and who falls within the definition of "investment professionals" in Article 19(5) of the Order or who falls within Article 49(2) of the Order; and (b) is a "qualified investor" as defined in Article 2(e) of the UK Prospectus Regulation; (iv) if it is in a member state of the EEA, it is a "qualified investor" within the meaning of Article 2(e) of the EU Prospectus Regulation; and (v) if it is a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, the Placing Shares subscribed by it in the Placing are not being acquired on a nondiscretionary basis for, or on behalf of, nor will they be acquired with a view to their offer or resale to persons in the UK or in a member state of the EEA in circumstances which may give rise to an offer of shares to the public, other than their offer or resale to qualified investors within the meaning of Article 2(e) of the UK Prospectus Regulation or within the meaning of Article 2(e) of the EU Prospectus Regulation in a member state of the EEA which has implemented the EU Prospectus Regulation;

9.	that neither the offer referred to herein nor the Placing constitutes or is intended to constitute an offer to the public in the Republic of South Africa in terms of the South African Companies Act, and that in the Republic of South Africa such offer is only being distributed to, and is only directed at, and any investment or investment activity to which this announcement relates is available only to, and will be engaged in only with, persons in South Africa who (i) fall within any one of the categories of persons set out in section 96(1)(a) of the South African Companies Act or (ii) are persons who subscribe, as principal, for Placing Shares at a minimum placing price of ZAR1,000,000, as envisaged in section 96(1)(b) of the South African Companies Act, in each case to whom the Placing is specifically addressed;

10.	that, if in the Republic of South Africa, it is a person referred to in paragraph 9 above;

11.	if it has received any confidential price sensitive information about the Company in advance of the Placing, it has not: (i) dealt in the securities of the Company; (ii) encouraged or required another person to deal in the securities of the Company; or (iii) disclosed such information to any person, prior to the information being made generally available;

12.	it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Terrorism Act 2006, the Criminal Justice (Money Laundering and Terrorism Financing) Act 2010 and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 and any related or similar rules, regulations or guidelines, issued, administered or enforced by any government agency having jurisdiction in respect thereof (the "Regulations") and, if it is making payment on behalf of a third party, it has obtained and recorded satisfactory evidence to verify the identity of the third party as may be required by the Regulations;

13.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

14.	it is not acting in concert (within the meaning given in the City Code on Takeovers and Mergers) with any other Placee or any other person in relation to the Company;

15.	it has complied and will comply with all applicable laws (including all provisions of FSMA) with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving, the United Kingdom;

16.	unless otherwise agreed by the Company (after agreement with the Joint Bookrunners), it is not, and at the time the Placing Shares are subscribed for and purchased will not be, subscribing for and on behalf of a resident of Canada, Australia, Japan or any other Excluded Territory and further acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of any Excluded Territory and, subject to certain exceptions, may not be offered, sold, transferred, delivered or distributed, directly or indirectly, in or into those jurisdiction.

17.	it acknowledges that the Placing Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state in the United States, and the Placing Shares may not be offered, sold or transferred in the United States or to, or for the benefit or account of a U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements and upon delivery of an opinion of counsel of recognised standing reasonably satisfactory to the Company to such effect, if requested;

18.	the Placing Shares are subject to a 40 day “distribution compliance period” (as defined in Regulation S under the U.S. Securities Act, the “Distribution Compliance Period”), and the Placing Shares may not be offered or sold, prior to the expiration of the Distribution Compliance Period, unless (A) in accordance with Rule 903 or 904 of Regulation S under the U.S. Securities Act; (B) pursuant to an effective registration statement under the U.S. Securities Act; or (C) pursuant to an available exemption from the registration requirements of the U.S. Securities Act, upon delivery of an opinion of counsel of recognised standing reasonably satisfactory to the Company to such effect, if requested. The Placee further confirms that it is not a distributor (as defined in Regulation S under the U.S. Securities Act, a “Distributor”) or an affiliate of any Distributor, and is not purchasing the Placing Shares and will not sell any Placing Shares on behalf of the Company or any Distributor;

19.	it does not expect the Joint Bookrunners to have any duties or responsibilities towards it for providing protections afforded to clients under the rules of the FCA Handbook (the "Rules") or advising it with regard to the Placing Shares and that it is not, and will not be, a client of either of the Joint Bookrunners as defined by the Rules. Likewise, any payment by it will not be treated as client money governed by the Rules;

20.	any exercise by Cenkos and/or Liberum of any right to terminate the Placing Agreement or of other rights or discretions under the Placing Agreement or the Placing shall be within Cenkos’ and/or Liberum’s absolute discretion and the Joint Bookrunners shall not have any liability to it whatsoever in relation to any decision to exercise or not to exercise any such right or the timing thereof;

21.	it has the funds available to pay for the Placing Shares which it has agreed to acquire and acknowledges, agrees and undertakes that it (and any person acting on its behalf) will make payment to the relevant Joint Bookrunner for the Placing Shares allocated to it in accordance with the terms and conditions of this Announcement on the due times and dates set out in this Announcement, failing which the relevant Placing Shares may be placed with others on such terms as the relevant Joint Bookrunner may, in its absolute discretion, determine without liability to the Placee and it will remain liable for any shortfall below the net proceeds of such sale and the placing proceeds of such Placing Shares and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties due pursuant to the terms set out or referred to in this Announcement) which may arise upon the sale of such Placee’s Placing Shares on its behalf;

22.	it will not distribute, forward, transfer or otherwise transmit this Announcement or any part of it, or any other presentational or other materials concerning the Placing in or into any Excluded Territory (including electronic copies thereof) to any person, and it has not distributed, forwarded, transferred or otherwise transmitted any such materials to any person;

23.	neither it, nor the person specified by it for registration as a holder of Placing Shares is, or is acting as nominee(s) or agent(s) for, and that the Placing Shares will not be allotted to, a person/person(s) whose business either is or includes issuing depository receipts or the provision of clearance services and therefore that the issue to the Placee, or the person specified by the Placee for registration as holder, of the Placing Shares will not give rise to a liability under any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depositary receipts and clearance services) and that the Placing Shares are not being acquired in connection with arrangements to issue depository receipts or to issue or transfer Placing Shares into a clearance system;

24.	the person who it specifies for registration as holder of the Placing Shares will be: (i) itself; or (ii) its nominee, as the case may be, and acknowledges that the Joint Bookrunners and the Company will not be responsible for any liability to pay stamp duty or stamp duty reserve tax (together with interest and penalties) resulting from a failure to observe this requirement; and each Placee and any person acting on behalf of such Placee agrees to indemnify each of the Joint Brokers and the Company and any person acting on their respective behalf in respect of the same on an after tax basis and to participate in the Placing on the basis that the Placing Shares will be allotted to a CREST stock account of the relevant Joint Bookrunner who will hold them as nominee on behalf of the Placee until settlement in accordance with its standing settlement instructions with it;

25.	where it is acquiring Placing Shares for one or more managed accounts, it is authorised in writing by each managed account to acquire Placing Shares for that managed account;

26.	if it is a pension fund or investment company, its acquisition of any Placing Shares is in full compliance with applicable laws and regulations;

27.	it and/or each person on whose behalf it is participating: (i) is entitled to acquire Placing Shares pursuant to the Placing under the laws and regulations of all relevant jurisdictions; (ii) has fully observed such laws and regulations; and (iii) has the capacity and has obtained all requisite authorities and consents (including, without limitation, in the case of a person acting on behalf of a Placee, all requisite authorities and consents to agree to the terms set out or referred to in this Appendix) under those laws or otherwise and has complied with all necessary formalities to enable it to enter into the transactions and make the acknowledgements, agreements, indemnities, representations, undertakings and warranties contemplated hereby and to perform and honour its obligations in relation thereto on its own behalf (and in the case of a person acting on behalf of a Placee on behalf of that Placee); (iv) does so agree to the terms set out in this Appendix and does so make the acknowledgements, agreements, indemnities, representations, undertakings and warranties contained in this Announcement on its own behalf (and in the case of a person acting on behalf of a Placee on behalf of that Placee); and (v) is and will remain liable to the Company and the Joint Bookrunners for the performance of all its obligations as a Placee of the Placing (whether or not it is acting on behalf of another person);

28.	it is aware of the obligations regarding insider dealing in the Criminal Justice Act 1993, market abuse under the MAR and the Proceeds of Crime Act 2002 and confirms that it has and will continue to comply with those obligations;

29.	in order to ensure compliance with the Money Laundering Regulations 2017 and analogous legislation in other applicable jurisdictions, the Joint Bookrunners (for their own purposes and as agent on behalf of the Company) or the Company's registrars may, in their absolute discretion, require verification of its identity. Pending the provision to the relevant Joint Bookrunner or the Company's registrars, as applicable, of evidence of identity, definitive certificates in respect of the Placing Shares may be retained at the relevant Joint Bookrunner's absolute discretion or, where appropriate, delivery of the Placing Shares to it in uncertificated form may be delayed at the relevant Joint Bookrunner's or the Company's registrars', as the case may be, absolute discretion. If within a reasonable time after a request for verification of identity the relevant Joint Bookrunner (for its own purpose and as agent on behalf of the Company) or the Company's registrars have not received evidence satisfactory to them, the relevant Joint Bookrunner and/or the Company may, at their absolute discretion, terminate their commitment in respect of the Placing, in which event the monies payable on acceptance of allotment will, if already paid, be returned without interest to the account of the drawee's bank from which they were originally debited;

30.	it has not offered or sold and will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the FSMA;

31.	it has not offered or sold and will not offer or sell any Placing Shares to persons in any member state of the EEA prior to Admission except to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in any member state of the EEA within the meaning of the EU Prospectus Regulation;

32.	to the extent necessary, it has obtained any and all authorisations, approvals, consents or exemptions which may be required under the Exchange Control Regulations, 1961 issued under the South African Currency and Exchanges Act, No. 9 of 1933 (including any applicable directive and rulings of the Financial Surveillance Department of the South African Reserve Bank and the National Treasury of South Africa), as amended, in connection with its acquisition of Placing Shares pursuant to the Placing;

33.	participation in the Placing is on the basis that, for the purposes of the Placing, it is not and will not be a client of any of the Joint Bookrunners and that the Joint Bookrunners do not have any duties or responsibilities to it for providing the protections afforded to their clients nor for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement or the contents of these terms and conditions;

34.	to provide the Joint Bookrunners or the Company (as relevant) with such relevant documents as they may reasonably request to comply with requests or requirements that either they or the Company may receive from relevant regulators in relation to the Placing, subject to its legal, regulatory and compliance requirements and restrictions;

35.	any agreements entered into by it pursuant to these terms and conditions, and any non-contractual obligations arising our of or in connection with such agreements, shall be governed by and construed in accordance with the laws of England and Wales and it submits (on its behalf and on behalf of any Placee on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such agreements, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by the Joint Bookrunners or the Company in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

36.	to fully and effectively indemnify on an on-demand after tax basis and hold harmless the Company, the Joint Bookrunners and each of their respective affiliates, and any such person's respective affiliates, subsidiaries, branches, associates and holding companies, and in each case their respective directors, employees, officers and agents from and against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses): (i) arising from any breach by such Placee of any of the provisions of these terms and conditions; (ii) incurred by either Joint Bookrunner and/or the Company arising from the performance of the Placee's obligations as set out in these terms and conditions and (iii) arising out of or in connection with any breach of the representations, warranties, acknowledgements, agreements or undertakings contained in the Announcement and further agrees that the provisions of these terms and conditions shall survive after completion of the Placing;

37.	in making any decision to subscribe for the Placing Shares: (i) it has knowledge and experience in financial, business and international investment matters as is required to evaluate the merits and risks of acquiring the Placing Shares; (ii) it is experienced in investing in securities of this nature and is aware that it may be required to bear, and is able to bear, the economic risk of, and is able to sustain a complete loss in connection with, the Placing; (iii) it has relied on its own examination, due diligence and analysis of the Company and its affiliates taken as a whole, including the markets in which the Company operates, and the terms of the Placing, including the merits and risks involved; (iv) it has had sufficient time to consider and conduct its own investigation with respect to the offer and purchase of the Placing Shares, including the legal, regulatory, tax, business, currency and other economic and financial considerations relevant to such investment; and (v) will not look to the Joint Bookrunners or any of their respective affiliates or any person acting on their behalf for all or part of any such loss or losses it or they may suffer;

38.	its commitment to acquire Placing Shares will continue notwithstanding any amendment that may in future be made to the terms and conditions of the Placing, and that Placees will have no right to be consulted or require that their consent be obtained with respect to the Company's or the Joint Bookrunners' conduct of the Placing;

39.	it acknowledges and understands that the Joint Bookrunners and the Company and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgments and undertakings which are irrevocable; and

40.	time is of the essence as regards to its obligations under this Announcement.

The foregoing representations, warranties and confirmations are given for the benefit of the Company as well as to each Joint Bookrunner for itself and on behalf of the Company and are irrevocable.

Please also note that the agreement to allot and issue Placing Shares to Placees (or the persons for whom Placees are contracting as agent) free of stamp duty and stamp duty reserve tax in the UK relates only to their allotment and issue to Placees, or such persons as they nominate as their agents, direct from the Company for the Placing Shares in question. Such agreement assumes that such Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer such Placing Shares into a clearance service. If there were any such arrangements, or the settlement related to other dealing in such Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which none of the Company nor the Joint Bookrunners would be responsible and Placees shall indemnify the Company and the Joint Bookrunners on an after-tax basis for any stamp duty or stamp duty reserve tax paid by them in respect of any such arrangements or dealings. Furthermore, each Placee agrees to indemnify on an after-tax basis and hold each of the Joint Bookrunners and/or the Company and their respective affiliates harmless from any and all interest, fines or penalties in relation to stamp duty, stamp duty reserve tax and all other similar duties or taxes to the extent that such interest, fines or penalties arise from the unreasonable default or delay of that Placee or its agent. If this is the case, it would be sensible for Placees to take their own advice and they should notify the relevant Joint Bookrunner accordingly. In addition, Placees should note that they will be liable for any capital duty, stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the acquisition by them of any Placing Shares or the agreement by them to acquire any Placing Shares.

Selling Restrictions

By participating in the Placing, a Placee (and any person acting on such Placee's behalf) irrevocably acknowledges, confirms, undertakes, represents, warrants and agrees (as the case may be) with the Joint Bookrunners and the Company, the following:

1.	it is not a person who has a registered address in, or is a resident, citizen or national of, a country or countries, in which it is unlawful to make or accept an offer to subscribe for Placing Shares;

2.	it has fully observed and will fully observe the applicable laws of any relevant territory, including complying with the selling restrictions set out herein and obtaining any requisite governmental or other consents and it has fully observed and will fully observe any other requisite formalities and pay any issue, transfer or other taxes due in such territories;

3.	if it is in the United Kingdom, it is a person: (i) who has professional experience in matters relating to investments and who falls within the definition of "investment professionals" in Article 19(5) of the Order or who falls within Article 49(2) of the Order, and (ii) is a "qualified investor" as defined in Article 2(e) of the UK Prospectus Regulation;

4.	if it is in a member state of the EEA, it is a "qualified investor" within the meaning of Article 2(e) of the EU Prospectus Regulation;

5.	if it is in the Republic of South Africa, it is a person in South Africa who (i) falls within any one of the categories of persons set out in section 96(1)(a) of the South African Companies Act or (ii) are persons who subscribe, as principal, for Placing Shares at a minimum placing price of ZAR1,000,000, as envisaged in section 96(1)(b) of the South African Companies Act, in each case to whom the Placing is specifically addressed;

6.	it is a person whose ordinary activities involve it (as principal or agent) in acquiring, holding, managing or disposing of investments for the purpose of its business and it undertakes that it will (as principal or agent) acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

7.	it (on its behalf and on behalf of any Placee on whose behalf it is acting) has: (a) fully observed the laws of all relevant jurisdictions which apply to it; (b) obtained all governmental and other consents which may be required; (c) fully observed any other requisite formalities; (d) paid or will pay any issue, transfer or other taxes; (e) not taken any action which will or may result in the Company or the Joint Bookrunners (or any of them) being in breach of a legal or regulatory requirement of any territory in connection with the Placing; (f) obtained all other necessary consents and authorities required to enable it to give its commitment to subscribe for the relevant Placing Shares; and (g) the power and capacity to, and will, perform its obligations under the terms contained in these terms and conditions; and

8.	it and any account with respect to which it exercises investment discretion is a non-U.S. Person outside the United States and any offer or sale, if made prior to the expiration of the Distribution Compliance Period, will be made in accordance with the requirements of Regulation S under the U.S. Securities Act.

Miscellaneous

The Company reserves the right to treat as invalid any application or purported application for Placing Shares that appears to the Company or its agents to have been executed, effected or dispatched from the United States or by, or on behalf of, a U.S. Person or from any other Excluded Territory or in a manner that may involve a breach of the laws or regulations of any jurisdiction or if the Company or its agents believe that the same may violate applicable legal or regulatory requirements or if it provides an address for delivery of the share certificates of Placing Shares in the United States, any other Excluded Territory, or any other jurisdiction outside the United Kingdom in which it would be unlawful to deliver such share certificates.

When a Placee or person acting on behalf of the Placee is dealing with a Joint Bookrunner, any money held in an account with the relevant Joint Bookrunner on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the FCA made under the FSMA. The Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the relevant Joint Bookrunner's money in accordance with the client money rules and will be used by the relevant Joint Bookrunner in the course of their own business; and the Placee will rank only as a general creditor of the relevant Joint Bookrunner.

Times

Unless the context otherwise requires, all references to time are to London time. All times and dates in these terms and conditions may be subject to amendment. The Joint Bookrunners will notify Placees and any persons acting on behalf of the Placees of any changes.

APPENDIX 2 – DEFINITIONS

The following definitions apply throughout this Announcement unless the context otherwise requires:

Admission	admission of the Placing Shares to trading on AIM becoming effective in accordance with Rule 6 of the AIM Rules.
AIM	AIM, the market operated by the London Stock Exchange.
Announcement	means this announcement (including its Appendices).
Bookbuild	means the accelerated bookbuilding process to be commenced by the Joint Bookrunners to use reasonable endeavours to procure Placees for the Placing Shares, as described in this Announcement and subject to the terms and conditions set out in this Announcement and the Placing Agreement.
Business Day	any day (other than a Saturday, a Sunday or a public holiday) on which clearing banks are open for all normal banking business in the city of London and/or South Africa.
Cenkos	means Cenkos Securities plc.
Common Shares	means the common shares of no par value each in the capital of the Company, represented on AIM by Depository Interests.
Company	means Caledonia Mining Corporation Plc.
CREST	means the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) in respect of which Euroclear is the Operator (as defined in such Regulations) in accordance with which securities may be held and transferred in uncertificated form.
Depositary Interests	means the depositary interests representing Common Shares to be issued by Computershare Investor Services PLC as depositary on Admission under the instruction of the Company.
EEA	means European Economic Area.
Excluded Territory	means the United States, Australia, Canada, Japan or any other jurisdiction in which such release, publication or distribution would be unlawful.
FCA or Financial Conduct Authority	means the UK Financial Conduct Authority.
FSMA	means the Financial Services and Markets Act 2000 (as amended, including any regulations made pursuant thereto).
Fundraise	together, the Placing and the Zimbabwe Placing.
Group	means the Company and its subsidiary undertakings.
IH Securities	means IH Securities (Private) Limited.
Joint Bookrunners	means Cenkos, Liberum and Standard Bank.
Liberum	means Liberum Capital Limited.
LSE	means London Stock Exchange plc.
MAR	means the Market Abuse Regulation (EU) No.596/2014 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.
NYSE American	means NYSE American stock exchange.
Order	has the meaning given to it in Appendix 1 of this Announcement.
Placee	means any person procured by either of the Joint Bookrunners (acting as agents for and on behalf of the Company), on the terms and subject to the conditions of the Placing Agreement, to subscribe for the Placing Shares pursuant to the Placing.
Placing	has the meaning given to it in the main body of this Announcement.
Placing Agreement	has the meaning given to it in Appendix I to this Announcement.
Placing Price	means £11.15 per Placing Share.
Placing Shares	the Depositary Interests representing new Common Shares proposed to be issued by the Depositary to Placees pursuant to the Placing (which term shall also refer, where the context permits, to the Common Shares underlying such Depositary Interests issued by the Company).
Regulations	has the meaning given to it in Appendix 1 of this Announcement.
Regulation S	means Regulation S promulgated under the Securities Act.
Regulatory Information Service	means a primary information provider that has been approved by the FCA to disseminate regulated information.
Relevant Persons	has the meaning given to in in Appendix 1 of this Announcement.
SA Placing	the part of the Placing being managed by Standard Bank in South Africa.
Standard Bank	meaning The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking division).
UK Prospectus Regulation	means Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
United Kingdom or UK	means the United Kingdom of Great Britain and Northern Ireland.
U.S. Person	means “U.S. person” as that term is defined in Rule 902(k) of Regulation S.
U.S. Securities Act	means the United States Securities Act of 1933, as amended.
United States	means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.
VFEX	means Victoria Falls Stock Exchange.
ZDRs	means Zimbabwe depository receipts.
Zimbabwe Placing	has the meaning given to it in the main body of this Announcement.

1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date September 2022 prepared by Minxcon (Pty) Ltd filed by the Company on SEDAR (www.sedar.com) on March 13, 2023
2 Refer to the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR on July 21, 2022
3 Refer to the technical report entitled "BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR on July 21, 2022
4 Refer to technical report entitled "Caledonia Mining Corporation Plc Updated NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe" dated November 3, 2022 prepared by Minxcon (Pty) Ltd and filed on SEDAR on November 7, 2022